SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 240.13d-1(a)
AND AMENDMENTS THERETO FILED PURSUANT TO RULE 240.13d-2(a)

SUN BANCORP, INC.
(Name of Issuer)

Common Stock $1.00 Par Value Per Share
(Title of Class of Securities)

86663B 10 2
(CUSIP Number)

Bernard A. Brown Sun Bancorp, Inc. 226 Landis Avenue Vineland, New Jersey 08360 856-691-7700 Attention: Robert B. Crowl With a copy to: Richard Fisch, Esquire
Malizia Spidi & Fisch, PC
1227 25th Street, N.W., Suite 200 West
Washington, D.C. 20037
(202) 434-4660
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 4, 2010
(Date of event which requires filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☑.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages.)

(Page 1 of 17 pages)

CUSIP No. 86663B 10 2	13D	Page 2 of 17 pages

1	NAME OF REPORTING PERSONS Bernard A. Brown
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) G (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) G N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,597,576 Shares
	8	SHARED VOTING POWER 3,249,426 Shares
	9	SOLE DISPOSITIVE POWER 3,597,576 Shares
	10	SHARED DISPOSITIVE POWER 3,249,426 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,847,002 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES G N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.51%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 86663B 10 2	13D	Page 3 of 17 pages

1	NAME OF REPORTING PERSONS Shirley G. Brown
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) G (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) G N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 2,086,314 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 2,086,314 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,086,314 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES G N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.14%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 86663B 10 2	13D	Page 4 of 17 pages

1	NAME OF REPORTING PERSONS Vineland Construction Company
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) G (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) G N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION New Jersey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 1,416,362 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 1,416,362 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,416,362 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES G N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.81%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 86663B 10 2	13D	Page 5 of 17 pages

1	NAME OF REPORTING PERSONS The Brown Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) G (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) G N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 663,112 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 663,112 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 663,112 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES G N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.32%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 86663B 10 2	13D	Page 6 of 17 pages

1	NAME OF REPORTING PERSONS National Distribution Centers of Delaware, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) G (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS PF/00
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) G N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 Shares
	8	SHARED VOTING POWER 500,000 Shares
	9	SOLE DISPOSITIVE POWER 0 Shares
	10	SHARED DISPOSITIVE POWER 500,000 Shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,000 Shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES G N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.99%
14	TYPE OF REPORTING PERSON CO

Item 1.  Security and Issuer

The class of equity securities to which this Statement relates is the common stock, $1.00 par value per share (the "Common Stock") of Sun Bancorp, Inc. (the "Issuer"), the executive office of which is located at 226 Landis Avenue, Vineland, NJ 08360.

Item 2.  Identity and Background

(a)
The names of the persons filing this Schedule 13D are Bernard A. Brown, Shirley G. Brown, Vineland Construction Company, The Brown Foundation and National Distribution Centers of Delaware, Inc. (collectively, the “Reporting Persons”)

(b)
The principal business address of Mr. Brown is 226 Landis Avenue, Vineland, NJ 08360.  The principal residence address of Mrs. Brown is 2  Northwood Drive, Vineland, NJ 08630.  The principal business address of Vineland Construction Company is 71 West Park Ave., Vineland, NJ 08360.  The principal business address of The Brown Foundation is 71 West Park Ave., Vineland, NJ 08360.  The principal business address of National Distribution Centers of Delaware, Inc. is 71 West Park Avenue, Vineland, NJ 08630.

(c) (d)
The principal occupation of Mr. Brown is Chairman of the Board, Sun Bancorp, Inc., 226 Landis Avenue, Vineland, NJ 08360.  Mrs. Brown is retired.  The principal business of Vineland Construction Company is construction.  The principal business of The Brown Foundation is to serve as a charitable foundation.  The principal business of National Distribution Centers of Delaware, Inc. is developing and managing warehouses and distribution centers.

and

(e)
During the past five years, none of the Reporting Persons has been convicted in any criminal proceeding or been a party to a civil proceeding, in each case, of the type specified in Items 2(d) or (e) of Schedule 13D.

(f)
Mr. and Mrs. Brown are citizens of the United States.  Vineland Construction Company is a New Jersey corporation.  The Brown Foundation is a New Jersey non-profit corporation.  National Distribution Centers of Delaware, Inc. is a Delaware corporation.

(Page 7 of 17 pages)

Item 3.  Source and Amount of Funds or Other Consideration

The Reporting Persons have previously filed a Schedule 13G and amendments thereto with respect to their ownership of 5,052,064 shares of the Common Stock.  On September 22, 2010, Mr. Brown purchased 314,250 shares of Common Stock in a private placement from the Issuer (the “Private Placement”) with cash consideration of $1,257,000 and 3,743 shares of Mandatorily Convertible Cumulative Non-Voting Perpetual Preferred Stock, Series B, Par Value $1.00 per share (the “Preferred Stock”)  at $1,000 per share in the Private Placement with cash consideration of $3,743,000.  Each share of Preferred Stock was convertible into 250 shares of Common Stock.  On September 22, 2010, National Distribution Centers, L.P. (“NDCLP”), a Delaware limited partnership, which has as its general partner, National Distribution Centers of Delaware, Inc., bought 125,750 shares of Common Stock for $4.00 per share and 1,497 shares of Preferred Stock for $1,000 per share, for a total cash consideration of $2,000,000 as directed by National Distribution Centers of Delaware, Inc.  National Distribution Centers of Delaware, Inc. is owned equally 25% by Mr. Brown and 25% each by his three sons (Sidney R. Brown, Jeffery S. Brown and Ike Brown).  Mr. Brown and his three sons comprise  the board of directors of National Distribution Centers of Delaware, Inc.  National Distribution Centers of Delaware, Inc. as general partner in NDCLP has voting and dispositive power over the investments of  NDCLP.

The purchases of the Common Stock were  made with the personal funds of Mr. or Mrs. Brown and the working capital of the other Reporting Persons.  No funds were borrowed by any of the Reporting Persons to purchase shares of Common Stock other than margin loans made by brokerage firms in the ordinary course of business  Mr. Brown has also received shares as compensation for his service as Chairman of the Issuer.  Mr. Brown has exercisable options to purchase 310,605 shares.  Such options were granted pursuant to compensation plans of the Issuer.

On November 4, 2010, all 3,743 shares of Preferred Stock purchased directly by Mr. Brown and the 1,497 shares of Preferred Stock purchased by NDCLP, converted into a total of 935,750 and 374,250 shares of voting Common Stock, respectively, in accordance with the terms and conditions of the Certificate of Amendment with respect to the Preferred Stock (the “Series B Certificate of Amendment”). Pursuant to the terms of the Series B Certificate of Amendment, the Preferred Stock were mandatorily convertible into shares of Common Stock following shareholder approval of an amendment to the Company's Amended and Restated

(Page 8 of 17 pages)

Incorporation to increase the number of authorized shares of Common Stock to permit the issuance of all of the Certificate of Common Stock into which the Preferred Stock were convertible as well as approval of the issuance of the shares of Common Stock upon conversion of the Preferred Stock as required by the rules and regulations of the Nasdaq Stock Market. Such shareholder approvals were obtained on November 1, 2010.

No additional consideration was payable by the Reporting Persons upon the conversion. Mr. Brown now beneficially owns 13.51 percent of the outstanding voting Common Stock.

All purchases of shares of Common Stock made by the Reporting Persons using funds borrowed from brokers, if any, were made in margin transactions on their usual terms and conditions. All or part of the shares of Common Stock owned by members of the Reporting Persons may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to Reporting Persons. Such loans generally bear interest at a rate based on the broker's call rate from time to time in effect. Such indebtedness, if any, may be refinanced with other banks or broker-dealers.

Item 4.  Purpose of Transaction

All of the shares reported on this Schedule 13D as beneficially owned by any of the Reporting Persons were acquired for investment.  Mr. Brown may, from time to time, depending upon market conditions and other investment considerations, purchase additional securities of the Issuer for investment or dispose of securities of the Issuer. The 2010 Annual Meeting of Stockholders was held on November 1, 2010. At such Annual Meeting, stockholders voted on a proposal to amend the Amended and Restated Certificate of Incorporation to increase the number of authorized shares of Common Stock as well as a proposal to approve the issuance of shares of Common Stock upon the conversion of its outstanding shares of Preferred Stock.  The Reporting Persons agreed to vote their shares of Common Stock in favor of such proposals at the 2010 Annual Meeting.  Other than as discussed above and in the performance of Mr. Brown’s duties as a director and an executive officer of the Issuer, none of the Reporting Persons has any current plans or proposals which relate to or would result in:

(Page 9 of 17 pages)

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	any material change in the present capitalization or dividend policy of the Issuer;
(f)	any other material change in the Issuer's business or corporate structure;
(g)	changes in the Issuer's certificate of incorporation, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any persons;
(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or
(j)	any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)
Mr. Brown beneficially owns 6,847,002 shares of the Issuer as of the date of this statement, representing 13.51% of the 50,365,913 issued and outstanding shares of the Issuer as of January 14, 2011.  This includes 310,605 shares which may be acquired by Mr. Brown pursuant to exercise of stock options.

(Page 10 of 17 pages)

Mrs. Brown beneficially owns 2,086,314 shares of the Issuer as of the date of this statement, representing 4.14% of the issued and outstanding shares.
Vineland Construction Company beneficially owns 1,416,362 shares of the Issuer as of the date of this statement, representing 2.81% of the issued and outstanding shares.
The Brown Foundation beneficially owns 663,112 shares of the Issuer as of the date of this statement, representing 1.32% of the issued and outstanding shares.

National Distribution Centers of Delaware, Inc. manages the investment by NDCLP of  500,000 shares of the Issuer as of the date of this statement, representing 0.99% of the issued and outstanding shares.

(b)	Mr. Brown exercises sole voting and dispositive power over 3,597,576 shares.

Mr. Brown has shared voting and dispositive power with Shirley Brown for 2,086,314 shares. Mr. Brown has shared voting and dispositive power with Vineland Construction Company for 1,416,362 shares.  Mr. Brown has shared voting and dispositive power with The Brown Foundation for 663,112 shares.  Mr. Brown has shared voting and dispositive power with National Distribution Centers of Delaware, Inc. for 500,000 shares.

Mrs. Brown’s shares of Common Stock are comprised of the following shares: (1) 669,952 shares she owns directly and (2) 1,416,362 shares of  Common Stock owned by  Vineland Construction Company which Mrs. Brown jointly owns  with Mr. Brown.

Vineland Construction Company’s shares of Common Stock are comprised of 1,416,362 shares.  Mr. and Mrs. Brown share  voting and dispositive power over those shares as they jointly own Vineland Construction Company.

The Brown Foundation owns 663,112 shares of Common Stock. Mr. Brown has shared voting and dispositive power over the shares held by The Brown Foundation.

National Distribution Centers of Delaware, Inc.’s manages the investment of  500,000 shares of Common Stock on behalf of NDCLP.    NDCLP, which has as its general partner, National Distribution Centers of Delaware, Inc., bought 125,750 shares of Common

(Page 11 of 17 pages)

Stock for $4.00 per share and 1,497 shares of Preferred Stock for $1,000 per share, for a total cash consideration of $2,000,000.  Upon the conversion of the Preferred Stock to Common Stock, the total investment of NDCLP held by National Distribution Centers of Delaware, Inc. is 500,000 shares of Common Stock.  National Distribution Centers of Delaware, Inc. is owned equally 25% by Mr. Brown and 25% each by his three sons.  Mr. Brown and his three sons (Sidney R. Brown, Jeffery S. Brown and Ike Brown) comprise the board of directors of National Distribution Centers of Delaware, Inc., and such board of directors directs the voting and investment of such Common Stock. Mr. Brown and each of the directors share voting and dispositive power over such 500,000 shares managed by National Distribution Centers of Delaware, Inc. on behalf of NDCLP  The economic interests of NDCLP are owned 1%  by National Distribution Centers of Delaware, Inc. and the remaining 99% economic interests of NDCLP are owned by limited partnership interests owned  1/3 each by Sidney R. Brown, Jeffery S. Brown and Ike Brown.

Mr. Brown has a 25% ownership interest in  the 1% ownership interest of  National Distribution Centers of Delaware, Inc. in NDCLP for a total economic ownership interest of 1,064 shares of Common Stock  of NDCLP, and the balance of the 500,000 shares held by National Distribution Centers of Delaware, Inc. for NDCLP are economically owned equally by Sidney R. Brown, Jeffery S. Brown and Ike Brown.

(c)           On September 22, 2010, Mr. Brown purchased 314,250 shares of Common Stock at $4.00 per share in the Private Placement with cash consideration of $1,257,000 and 3,743 shares of Preferred Stock at $1,000 per share in the Private Placement with cash consideration of  $3,743,000.  On September 22, 2010, NDCLP bought 125,750 shares of Common Stock for $4.00 per share and 1,497 shares of Preferred Stock for $1,000 per share, for a total cash consideration of $2,000,000. On November 4, 2010, all 3,743 shares of Preferred Stock purchased directly by Mr. Brown and the 1,497 shares of Preferred Stock purchased by NDCLP, converted into a total of 935,750 and 374,250 shares of voting Common Stock, respectively.

(Page 12 of 17 pages)

On September 24, 2010, Mr. Brown was awarded 27,500 shares of restricted stock under the Company’s 2004 Stock-Based Incentive Plan  (the “Stock Plan”).  The shares of restricted stock are 25% vested on the grant date and 25% per year for the next 3 years.

On  September 24, 2010, Mr. Brown was awarded 113,600 stock options under the Stock Plan.  The options are 25% vested on the grant date and 25% per year for the next 3 years.

On September 30, 2010, Mr. Brown purchased 412 shares of Common Stock at $4.85 from the Company’s Director Stock Purchase Plan (“DSPP”).

On October 29, 2010, Mr. Brown purchased 533 shares of Common Stock at $3.75 from the DSPP.

On November 30, 2010, Mr. Brown purchased 508 shares of Common Stock at $3.93 from the DSPP.

On December 31, 2010, Mr. Brown purchased 397 shares of Common Stock at $4.41 from the DSPP.

(d)           Since National Distribution Centers of Delaware, Inc. as general partner of NDCLP can direct the receipt of dividends and proceeds of the sale of securities for NDCLP, the three sons of Mr. Brown, as 25% owners of the shares of NDCLP, can therefore direct the receipt of dividends and proceeds from the sale of Common Stock.

(e)           No applicable.

Item 6.  Contracts, Arrangements, Understanding, or Relationships With Respect to Securities of the Issuer

In connection with the execution of the securities purchase agreements in which outside investors purchased shares of Common Stock and Preferred Stock from the Issuer, Mr. Brown entered into a Voting Agreement in which Mr. Brown and Vineland Construction Company  agreed to vote the shares beneficially owned by them and their affiliates in favor of the proposals to be presented at the Annual Meeting.

(Page 13 of 17 pages)

On July 7, 2010, the Company entered into securities purchase agreements with WLR SBI AcquisitionCo, LLC (“WLR”) and other institutional and accredited investors, including certain members of the Company’s founding Brown family and certain affiliates thereof (collectively, the “Brown Family Shareholders”) and certain affiliates of Siguler Guff & Company, LP (the “Siguler Guff Shareholders”), who agreed to invest an approximate aggregate amount of $106.7 million of new capital in exchange for newly issued securities of the Company.  The Brown Family Shareholders, the Siguler Guff Shareholders, WLR,  and certain other investors consummated their investments in the Company on September 22, 2010, resulting in  gross proceeds to the Company of $106.7 million.  The Securities Purchase Agreement between the Company and the Brown Shareholders is attached as Exhibit 2.

Concurrently with entry into securities purchase agreements with the Company, on July 7, 2010, the Brown Family Shareholders entered into an agreement  (the “Voting Agreement”) with WLR to vote all shares of Common Stock beneficially owned by such Brown Family Shareholders, as of July 7, 2010, in favor of the Shareholder Approvals (as defined therein).  The Voting Agreement is filed as Exhibit 1 hereto.

On September 22, 2010, WLR, each of the Brown Family Shareholders, certain affiliates of the Brown Family Shareholders and the Siguler Guff Shareholders entered into a Shareholders Agreement (the “Shareholders Agreement”), a copy of which is filed as Exhibit 3 hereto.  The Shareholders Agreement provides for, among other things, reciprocal “tag along” sale rights to WLR, the Siguler Guff Shareholders and the Brown Family Shareholders in connection with certain sales of the Company’s securities by any of WLR, the Siguler Guff Shareholders or the Brown Family Shareholders and restrictions against the Brown Family Shareholders and their affiliates with respect to entering into Alternative Voting Arrangements (as defined therein).  The Shareholder Agreement also provides that for six years, the Brown Family Shareholders will not seek more than the greater of four seats or 28% of the seats on the Company Board or the Board of Directors of the Bank.

(Page 14 of 17 pages)

Following the conversion of all shares of the  Preferred Stock subject to shareholder approval, as set forth herein, WL Ross & Co. LLC will beneficially own 24.9% of the Company’s outstanding voting stock, the Brown Family will beneficially own approximately 29% of the Company’s outstanding voting stock and the Siguler Guff Shareholders will beneficially own 9.9% of the Company’s outstanding voting stock.  None of the other investors will beneficially own more than 2% of the Company’s voting securities.

Except for these documents, there are no contracts, arrangements, understandings, or relationships between the undersigned and any other person with respect to the Issuer's securities, including but not limited to the transfer or voting of securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, the giving or withholding of proxies, or otherwise.

Item 7.  Material to be Filed as Exhibits

1.	Voting Agreement, dated as of July 7, 2010, between WLR and each party listed on Schedule A attached thereto.
2.
Securities Purchase Agreement, dated as of July 7, 2010 and amended on July 30, 2010, between Sun Bancorp, Inc. and Bernard A. Brown, Sidney R. Brown, Jeffrey S. Brown, Anne E. Koons, the Four Bs, Interactive Logistics, LLC, National Distribution Centers, L.P. and National Freight, Inc.

3.	Shareholders Agreement dated as of September 22, 2010, among certain shareholder parties listed on Schedule A attached thereto.
4.	Agreement among Bernard A. Brown, Shirley G. Brown, Vineland Construction Company, The Brown Foundation, and National Distribution Centers of Delaware, Inc. as to the Joint Filing of Schedule 13D.

(Page 15 of 17 pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:	January 17, 2011	/s/ Bernard A. Brown
Bernard A. Brown

Date:	January 17, 2011	/s/ Shirley G. Brown
Shirley G. Brown

Date:	January 17, 2011	Vineland Construction Company
		By:	/s/ Bernard A. Brown
		Its:	President

Date:	January 17, 2011	The Brown Foundation
		By:	/s/ Bernard A. Brown
		Its:	Manager / Trustee

Date:	January 17, 2011	National Distribution Centers of Delaware, Inc.
		By:	/s/ Bernard A. Brown
		Its:	Vice President